September 27, 2017

United States Securities and Exchange Commission

Division of Corporate Finance	via EDGAR Correspondence

100 F Street NE

Washington, D.C. 20549

Attention:  Sandra Hunter and Kasey Robinson

RE:                          Dakota Real Estate Investment Trust

Offering Statement on Form 1-A

SEC File No. 024-10688

Clearance Declaration Request

Dear Ms. Hunter and Ms. Robinson:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Offering Statement qualified on or before September 29, 2017.

Dakota REIT acknowledges that:

•                  Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;

•                  The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

•                  Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and sell shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws.  Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ George Gaukler
George Gaukler
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317